Exhibit 99.1

Advantage Announces First Quarter 2017 Operating & Financial Results

42% Increase in Production to 238 mmcfe/d (39,635 boe/d),
79% Increase in Cash Flow to $54 million
and a 39% Increase in Undeveloped Montney Land Holdings

(TSX: AAV, NYSE: AAV)

CALGARY, May 4, 2017 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that first quarter 2017 production increased 42% over the same period of 2016 and 8% over the fourth quarter of 2016 to a record level of 238 mmcfe/d (39,635 boe/d).  Cash flow increased 79% to $54 million which fully funded our capital expenditures of $54 million and included the completion of all well operations required to support our 2017 production target.  Since January 1, 2017 the Corporation has acquired 24 net sections of strategic Montney land and entered into a long term commitment to further diversify our natural gas markets.

On a per share basis, production grew 34% to 238 mmcfe/d (39,635 boe/d) and cash flow grew 71% to $0.29/share during the first quarter of 2017 through Advantage's continued focus on improving efficiencies. The Corporation reduced its operating costs by 34% to $0.23/mcfe ($1.38/boe) and total corporate cash costs by 18% to $0.89/mcfe ($5.34/boe) including natural gas and liquids transportation.

Strong cash flow fully funded our capital program of $54 million and resulted in a total debt to trailing cash flow of 0.8 times as of March 31, 2017.  Total debt (including working capital deficit) was $159 million at the end of the quarter.

Advantage increased its undeveloped Montney land holdings by 39% through the acquisition of 24 net sections (15,360 net acres) at our Progress and Valhalla areas for an aggregate cash cost of $6 million.   Since 2008, Advantage has increased its total Montney land holding by 125% from 79 net sections (50,560 acres) to 178 net sections (113,920 acres) with 87 net sections (55,680 acres) now located at Valhalla, Progress and Wembley, proximal to our 100% owned Glacier gas plant and gathering system. These 87 net sections are located in three contiguous land blocks and have natural gas liquids and multi-zone development potential.

Advantage committed to 55,600 GJ/day (52,800 mcf/d) of firm sales gas transportation service on Trans Canada Pipelines ("TCPL") mainline from Empress, Alberta to the Dawn market in Southern Ontario through TCPL's open season in the first quarter of 2017.  This service is expected to commence on November 1, 2017 and includes a 10 year term at a toll of $0.77/GJ.  Approval of this service is subject to TCPL obtaining the necessary regulatory approvals which are progressing in an expedited application process.  This will further diversify Advantage's end-markets and complement our attractive AECO natural gas price hedges and Henry Hub to AECO basis differentials that have been secured through 2019.

Activity Update and Looking Forward

Well Operations

Advantage completed 11 new Montney gas wells that were drilled prior to year-end 2016 which will be utilized to support our 2017 production target of 236 mmcfe/d.  We also concluded drilling operations on a 16-well pad in the first quarter of 2017 which is scheduled to be completed during the second half of 2017. Production from this pad is scheduled to be brought on-stream in 2018 to support the Corporation's development plan growth.  The Corporation's current standing well inventory consists of 28 wells of which 11 are drilled and completed and 17 remain uncompleted.  Advantage's completed well productivity is estimated to have a combined average 30 day initial production rate ("IP30") of 65 mmcf/d, sufficient to support our 2017 annual production target of 236 mmcfe/d.  These completed wells consist of 7 Upper and Lower Montney wells and 4 Middle Montney wells.

Increased Montney Undeveloped Land

Advantage's acquisition of 24 net Montney sections has strategically expanded our Progress area and further complemented our Valhalla land holdings.  In addition to the 91 net sections of Montney land at Glacier, Advantage now owns 87 net sections of Montney land (100% operated and controlled) which represents three separate contiguous assets in the greater Glacier area. These 87 net sections are comprised of 29 sections located at Progress, 30 sections located at Valhalla and 28 sections located at Wembley. Each of these asset areas are estimated by Management to contain sufficient natural gas and liquids accumulations to support scalable drilling programs and economies of scale given their proximity to our Glacier gas plant and gathering system.  Delineation drilling is required to optimize and schedule future development planning in order to continue Advantage's track record of delivering strong returns and sustainable growth.  Advantage drilled and is producing three liquids rich Montney wells at Valhalla and plans to drill a new four well pad during the second half of 2017.  At Wembley and Progress, Advantage plans to spud delineation wells in each of these areas in the fourth quarter of 2017.  Industry drilling adjacent to Progress, Valhalla and Wembley have continued to demonstrate the potential for liquids rich and multi-zone development.

Glacier Gas Plant Expansion

Advantage received license approval from the Alberta Energy Regulator for the expansion of our 100% owned Glacier gas plant to a processing capacity of 400 mmcf/d of raw gas and 6,800 bbls/d of shallow-cut liquids extraction capability.  The plant expansion also included engineering design changes for the processing of natural gas and liquids compositions from the greater Glacier area.  All major equipment items have been procured and shop fabrication is well underway.  On-site construction will begin in the second half of 2017 and is anticipated to be completed by the second quarter of 2018.  At such time, Advantage anticipates having initial surplus raw processing capacity of approximately 140 mmcf/d to support our 2017 through 2019 corporate growth plan and beyond, accelerated production growth and/or accommodate third party processing opportunities.

Commodity Price Risk Management, Transportation & Market Diversification

Advantage's multi-year commodity risk management program includes the following hedging positions:

	% Estimated Future Natural Gas Production (1)	Average AECO Cdn $/mcf

2017 Remainder of Year	45%	$3.07/mcf

2018	22%	$3.02/mcf

2019 Q1	18%	$3.00/mcf

Notes: (1) Based on estimates of average daily natural gas production, net of royalties

Advantage has also secured Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019.

In order to further diversify our markets, Advantage participated in TCPL's Mainline open season in the first quarter of 2017 and committed for firm transportation service of 55,600 GJ/d (52,800 mcf/d) from Empress, Alberta to the Dawn market in Southern Ontario. This firm service commitment is expected to be effective November 1, 2017 and represents approximately 20% of our targeted 2018 average annual production.   The toll is $0.77/GJ for a 10 year take-or-pay term that can be reduced at Advantage's option by up to 5 years, subject to the terms of the contract. The firm service is conditional on National Energy Board approval and is on an expedited approval timeline process.

On the intra-Alberta Nova Gas Transmission Ltd's ("NGTL") system, Advantage has secured increasing levels of firm sales gas transportation service of up to 308 mmcf/d which will satisfy 100% of the Corporation's annual production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively.

Advantage's 2017 through 2019 Development Plan is On-Track

Advantage is well positioned and on-track to continue executing on its 2017 through 2019 development plan which is expected to increase production by 56% to 316 mmcfe/d (52,670 boe/d) or 16% on an average annual basis.

Advantage 2017 production is targeted to achieve an annual average rate of approximately 236 mmcfe/d with a range of 230 to 240 mmcfe/d.  Maintenance, turnaround and expansion activities based on TCPL's schedule and based on Advantage's schedule are expected during the second and third quarters of 2017 and have been previously incorporated into our annual production target and guidance. Advantage also expects NGTL's sales gas pipeline take-away capacity in the Upstream James River area will increase above historical levels in the fourth quarter of 2017.

Advantage's achievements in the first quarter of 2017 reinforced the Corporation's execution strength and the increase in our undeveloped Montney land holdings are expected to significantly supplement our Glacier future drilling inventory of over 1,100 locations and extend growth for decades to come.

First Quarter 2017 Operating and Financial Highlights
(refer to summary table at the end of this release)

First quarter 2017 production was up 42% to a record 238 mmcfe/d (39,635 boe/d), representing a 34% increase on a per share basis. Liquids production was up 175% to 1,151 bbls/d as compared to the first quarter of 2016. Production increased through the addition of new Montney wells and the utilization of additional processing capacity at our 100% owned Glacier gas plant.

Operating costs in the first quarter of 2017 were reduced by 34% to $0.23/mcfe ($1.38/boe) compared to the same period of 2016. This achievement was made possible due to continued efficiency improvements, streamlined equipment maintenance procedures and higher plant throughput. Total corporate cash costs were reduced 18% to $0.89/mcfe as compared to the same period of 2016, including gas and liquids transportation. Total corporate cash costs includes royalties ($0.10/mcfe), operating costs ($0.23/mcfe), transportation ($0.38/mcfe), cash general and administrative ($0.10/mcfe), and cash finance expense ($0.08/mcfe).  (Note that natural gas transportation costs were previously deducted from revenue and are now included as an expense as of November 1, 2016.  This has no impact on the Corporation's historical or go forward netbacks).

Funds from operations (cash flow) for the first quarter of 2017 was up 79% to $54 million and up 71% on a per share basis to $0.29, including hedging gains of $5 million.  Advantage's operating netback was $2.70/mcfe ($16.20/boe) and cash netback was $2.52/mcfe ($15.12/boe) which represents 74% of the realized sales price, including hedging.

Net capital expenditures during the quarter were $54 million and funded entirely through cash flow.

Total debt to trailing twelve-month cash flow was reduced to 0.8x at March 31, 2017. This achievement was attained despite an average daily AECO natural gas price of $2.38/mcf during the twelve-month trailing period. Total debt (including working capital deficit) as of March 31, 2017 was $159 million.

Subsequent to March 31, 2017, Advantage's Credit Facilities borrowing base was renewed at $400 million.  Advantage's bank debt of $148 million represents a 37% draw against Advantage's $400 million borrowing base credit facility at the end of the first quarter of 2017.

Interim Consolidated Financial Statements and MD&A

The Corporation's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2017 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2017-2.

First Quarter 2017 Operating & Financial Summary

	Three months ended
Financial and Operating Highlights	March 31
	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$72,957	$41,625
Funds from operations	$53,972	$30,236
per share(1)	$0.29	$0.17
Net capital expenditures	$53,791	$44,736
Working capital deficit(2)	$10,895	$10,666
Bank indebtedness	$147,781	$202,538
Basic weighted average shares (000)	184,842	174,479
Operating
Daily Production
Natural gas (mcf/d)	230,906	164,618
Liquids (bbls/d)	1,151	418
Total mcfe/d(3)	237,812	167,126
Total boe/d(3)	39,635	27,854
Average realized prices (including hedging)
Natural gas ($/mcf)	$3.24	$2.70
Liquids ($/bbl)	$53.73	$31.21
Cash netbacks ($/mcfe)(3)
Natural gas and liquids sales	$3.17	$1.77
Realized gains on derivatives	0.24	0.97
Royalties	(0.10)	(0.07)
Operating expense	(0.23)	(0.35)
Transportation expense (4)	(0.38)	(0.01)
Operating netback	2.70	2.31
General and administrative	(0.10)	(0.13)
Finance expense	(0.08)	(0.19)
Cash netbacks	$2.52	$1.99

(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.
(4)	Commencing on November 1, 2016, Advantage requested that its gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on funds from operations, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its Montney oil and natural gas resource contained within its land holdings and increase production, including the targeted amount of such production increase to be achieved by 2019; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled and completed and the expected timing thereof; the ability of TCPL to obtain the necessary regulatory approvals for the sales gas transportation service, anticipated number of future drilling locations and the Corporation's focus on developing such locations including the number of locations to be developed and the expected timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the anticipated timing that construction will commence and be completed on the proposed expansion; the Corporation's belief that its firm sales gas transportation service will satisfy its annual production targets from 2017 to 2019; Advantage's estimated exposure to AECO prices in 2017; the Corporation's belief that its completed, standing wells will provide sufficient field production capability to increase annual production to its 2017 production target, including the amount of such production target; anticipated commodity prices; Advantage's future hedging positions; the Corporation's belief that taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 2, 2017 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netback, and reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

References in this press release to IP30 rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Of the 1,100 drilling locations disclosed in this press release, 793 are unbooked locations. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Advantage actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, surplus cash and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.The following abbreviations used in this press release have the meanings set forth below.

This press release and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
GJ/d	gigajoules per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mcfe/d	thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c7527.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 21:06e 04-MAY-17